Exhibit 99.1

DHT HOLDINGS, INC. ANNOUNCES THE RESULTS OF THE 2019 ANNUAL MEETING OF SHAREHOLDERS

HAMILTON, BERMUDA, June 14, 2019 – DHT Holdings, Inc. (NYSE:DHT) (“DHT”) announces the results of its 2019 Annual Meeting of Shareholders (the “Annual Meeting”).

The Annual Meeting was held on Wednesday, June 12, 2019.  At the Annual Meeting, the shareholders voted to elect Einar Michael Steimler and Joseph H. Pyne as Class II Directors for a term of three years, to approve the 2019 Incentive Compensation Plan and to ratify the selection of Deloitte AS as DHT’s independent registered public accounting firm for the fiscal year ending December 31, 2019.

About DHT Holdings, Inc.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC segment. We operate through our integrated management companies in Singapore and Oslo, Norway. You shall recognize us by our business approach with an experienced organization with focus on first rate operations and customer service, quality ships built at quality shipyards, prudent capital structure with robust cash break even levels to accommodate staying power through the business cycles, a combination of market exposure and fixed income contracts for our fleet and a transparent corporate structure maintaining a high level of integrity and good governance.  For further information: www.dhtankers.com.

CONTACT:
Laila C Halvorsen, CFO
Phone: +1 441 299 4981 and +47 98 43 99 35
E-mail: lch@dhtankers.com